Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-220257

Sempra Energy

Final Term Sheet

June 13, 2019

5.750% Junior Subordinated Notes due 2079

This free writing prospectus relates only to the securities described below and should be read together with Sempra Energy’s preliminary prospectus supplement dated June 13, 2019 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 13, 2019 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Sempra Energy (the “Company”)

Anticipated Ratings:[1]	Baa2 (negative) by Moody’s Investors Service BBB- (negative) by Standard & Poor’s Ratings Services BBB- (stable) by Fitch Ratings

Trade Date:	June 13, 2019

Settlement Date:	June 26, 2019 (T+9)

Securities Offered:	5.750% Junior Subordinated Notes due 2079 (the “notes”)

Aggregate Principal Amount Offered:	$700,000,000

Additional Notes that the Underwriters have the Option to Purchase:	Up to $105,000,000 aggregate principal amount of additional notes that the underwriters have the option to purchase from the Company (as described in the Preliminary Prospectus Supplement).

Interest Payment Dates:	January 1, April 1, July 1 and October 1, commencing October 1, 2019 (subject to the Company’s option to defer interest payments as described under “Optional Deferral of Interest Payments” below).

Optional Deferral of Interest Payments:	The Company may, at its option, defer interest payments on the notes, from time to time, for one or more deferral periods of up to 40 consecutive quarterly interest payment periods each. No interest will be payable on the notes during any such deferral period unless the Company elects, at its option, to redeem notes during such deferral period, in which case

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

accrued and unpaid interest to the redemption date will be paid on the notes, and only on the notes, being redeemed. During any deferral period, interest on the notes will continue to accrue at the rate of 5.750% per year. In addition, during any deferral period interest on deferred interest will accrue, to the extent permitted by applicable law, at the rate of 5.750% per year, compounded quarterly. For additional information, see “Description of the Notes—Option to Defer Interest Payments” in the Preliminary Prospectus Supplement.

Maturity:	July 1, 2079

Coupon:	5.750%, accruing from June 26, 2019

Denominations:	$25.00 and integral multiples of $25.00 in excess thereof

Price to Public:	$25.00 per note, plus accrued interest, if any

Proceeds to the Company:	$24.2125 per note (for sales to retail investors); and $24.5000 per note (for sales to institutional investors), in each case after deducting the underwriting discount but before deducting the Company’s estimated offering expenses.

Optional Redemption Provisions:

On and after October 1, 2024, at any time in whole or from time to time in part, at 100% of the principal amount, plus accrued and unpaid interest to the redemption date.

Before October 1, 2024, in whole but not in part, following the occurrence and during the continuance of a Tax Event (as defined in the Preliminary Prospectus Supplement) at 100% of the principal amount, plus accrued and unpaid interest to the redemption date.

Before October 1, 2024, in whole but not in part, following the occurrence and during the continuance of a Rating Agency Event (as defined in the Preliminary Prospectus Supplement) at 102% of the principal amount, plus accrued and unpaid interest to the redemption date.

See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption.

CUSIP:	816851 604

ISIN:	US8168516040

Listing:	The Company intends to apply to list the notes on the New York Stock Exchange; if approved for listing, trading is expected to begin within 30 days after the notes are first issued.

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Joint Lead Managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. PNC Capital Markets LLC TD Securities (USA) LLC WR Securities, LLC U.S. Bancorp Investments, Inc.

No PRIIPs KID – No PRIIPs key information document (“KID”) has been prepared as not available to retail in EEA.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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